

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 9, 2008

Mr. Sheldon Petersen
Chief Executive Officer
Rural Electric Cooperative Grantor Trust (KEPCO) Series 1997
2201 Cooperative Way
Herndon, VA 20171-3025

  Re: Rural Electric Cooperative Grantor Trust (KEPCO) Series 1997
     Form 10-K for the Year Ended December 31, 2007
     File No. 333-25029

Dear Mr. Petersen:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      Sincerely,

      David R. Humphrey
      Branch Chief